UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                                  WELLMAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    949702104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 27, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 949702104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    13,702,143
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,702,143
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,702,143
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                             [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 949702104
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus & Co.                              I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    13,702,143
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,702,143
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,702,143
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                             [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 949702104
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)
                                                                             [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    13,702,143
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,702,143
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,702,143
----------- --------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP"). The holdings of WP VIII indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII" and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). The Investors, WP and WP LCC are collectively referred to as the "Group Members."

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of Class A common stock, par value $0.001 per share of Wellman, Inc., a Delaware corporation (the "Company"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 595 Shrewsbury Avenue, Shrewsbury, NJ 07702.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members may be deemed to be a group within the meaning of Rule 13d-5. The sole general partner of WP VIII is WP. WP LLC manages WP VIII. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP VIII is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds. The principal business of WP LLC is acting as manager of each of the Investors, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and certain related funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 below, the entire purchase price for the securities of the Company acquired by the Group Members was $125,375,000 and was furnished from the working capital of WP VIII and the other Investors.

Item 4. Purpose of Transaction.

     The purchases of the securities of the Company as described herein were effected because of the Group Members' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Subject to the limitations imposed by the Company's Rights Agreement, dated August 31, 2002 (the "Rights Agreement"), and the Securities Purchase Agreement, dated as of February 12, 2003, by and between WP VIII and the Company, as amended by Amendment No. 1 to Purchase Agreement dated as of April 11, 2003 and as further amended by Amendment No. 2 to Purchase Agreement dated as of May 27, 2003, incorporated herein by reference to Exhibit 2 (the "Purchase Agreement"), and depending on prevailing market, economic and other conditions, the Group Members may from time to time acquire additional shares of Common Stock or other securities of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Group Members intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Group Members, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

                              AGREEMENT TO PURCHASE
              SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK

     Pursuant to the Purchase Agreement, on February 12, 2003 (the "Note Closing Date"), WP VIII purchased a convertible subordinated promissory note in the amount of $20,000,000 (the "Note") and received a warrant to purchase 1,250,000 shares of Common Stock at an exercise price of $11.25 per share (the "Initial Warrant"). The Initial Warrant is filed herewith as Exhibit 4 and incorporated herein by reference. On June 27, 2003 (the "Second Closing Date"), after certain conditions were met, including approval of the Company's stockholders, (i) WP VIII purchased an additional 2,666,667 of Series A Convertible Preferred Stock of the Company ("Series A Preferred Stock") for an aggregate purchase price of $30,000,000 (or $11.25 per share), (ii) WP VIII purchased 6,700,000 shares of Series B Convertible Preferred Stock of the Company ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $75,375,000 (or $11.25 per share), (iii) WP VIII received an additional Warrant to purchase 1,250,000 shares of Common Stock at an exercise price of $11.25 per share (the "Additional Warrant" and together with Initial

Warrant the "Warrants") and (iv) the Note (together with interest in the amount of $649,109.59, accrued on the principal amount thereon up to (but not including) the Second Closing Date at a rate of 8.775%) automatically converted into 1,835,476 shares of Series A Preferred Stock. The Additional Warrant is filed herewith as Exhibit 5 and incorporated herein by reference.

     Conversion. The holders of the Preferred Stock may convert shares of Preferred Stock into Common Stock (i) at any time after a Conversion Event (as defined below), (ii) if the volume-weighted average price of the Common Stock for the 60 consecutive trading days prior to the date of conversion is at least $23.00 per share, or (iii) upon consent of the Board of Directors (excluding any director designated by WP VIII). A "Conversion Event" is the first to occur of the following: (i) the Company publicly reports that its cash earnings per share (as defined) for four calendar quarters prior to such report are or will be less than $1.50; (ii) an extraordinary charge or charges in any calendar year results in or is expected to result in cash payments of more than $50 million; (iii) the first date following the fourth anniversary of the issuance of the Preferred Stock when the highest price of the Common Stock is at least 110% of the lowest price on a trading day (not more than 20 trading days before such anniversary) selected by the holders of a majority of the Preferred Stock or, if no such date is selected, such fourth anniversary; (vi) when the Company enters into an agreement that would cause an occurrence of a Change in Control (as defined below) or a notice of redemption is given; and (v) the date on which a majority of the directors then in office (excluding directors designated by WP VIII) adopts a resolution that a Conversion Event has occurred.

     The Company can require a conversion of the Preferred Stock at any time after the fifth anniversary of the respective issuance dates if the closing price for the Preferred Stock exceeds 125% of the then applicable conversion price for 30 consecutive trading days.

     The number of shares of Common Stock issuable upon conversion is equal to the liquidation preference then in effect divided by the then current conversion price. Each share of Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $11.25 and at an initial conversion rate of
1.0 share of Common Stock for each share of Series A Preferred Stock converted and each share of Series B Preferred Stock is convertible into Common Stock at an initial conversion price of $11.25, and at an initial conversion rate of 1.0 share of Common Stock for each share of Series A Preferred Stock converted in each case subject to certain adjustments as set forth in the Certificate of Amendment of Certificate of Incorporation of Wellman, Inc., attached hereto as
Exhibit 3 (the "Certificate of Incorporation"). The conversion price of each series of Preferred Stock will be reduced on the fourth anniversary of the issuance of the Preferred Stock if the volume-weighted average price of the Common Stock for the immediately preceding 60 consecutive trading days does not equal or exceed $23.00. The reduction will be equal to the difference between $23.00 and such average price. However, in no event will the conversion price be reduced by more than $4.50 or 40% of the initial conversion price of such series (e.g., by $4.50 for the Series A Preferred Stock) as a result of the market price adjustment. Upon the occurrence of a Change in Control, prior to the fourth anniversary of the Preferred Stock issuance, the conversion price of each series of Preferred Stock is subject to similar adjustments (and subject to a similar

40% adjustment limitation), based on a comparison of the average price of the Common Stock over a specified period against target prices of $14.00 in the first year, $17.00 for the second year, $20.00 for the third year and $23.00 for the fourth year after the issuance of the Preferred Stock. The conversion price of each series of Preferred Stock is also subject to customary weighted average anti-dilution adjustments for issuances of Common Stock or Common Stock equivalents at below market value.

     Redemption. The Company does not have the right to redeem the Preferred Stock other than in lieu of a remarketing (as described below). In addition, in case of a Change in Control, the holders of the Preferred Stock may elect redemption in lieu of receiving the Change in Control consideration.

     Remarketing. If the Company fails to cure any dividend payment default or on or after the seventh anniversary of the initial issuance of the Preferred Stock, the holders of the Preferred Stock may require the Company to increase the dividend rate to the rate necessary to resell all of the Preferred Stock at a price not less than 100% of the liquidation preference then in effect. Upon such adjustment, the Company has the option of either reselling the Preferred Stock on behalf of the holders or redeeming the Preferred Stock for cash in the amount of the liquidation preference then in effect.

     Change in Control. Upon a Change in Control, the holders of the Preferred Stock have the right to (i) convert the Preferred Stock and receive the consideration from the Change in Control transaction upon conversion; (ii) continue to hold the Preferred Stock in the surviving entity; or (iii) request the Company to redeem the Preferred Stock for cash in an amount equal to the liquidation preference of such series of Preferred Stock plus any declared and unpaid dividends, in which case the Company has the right either to redeem the Preferred Stock or to remarket the Preferred Stock on behalf of the holders pursuant to the remarketing provisions described above. If a Change in Control occurs within five years of the issuance of the Preferred Stock, the liquidation preference automatically increases to include accretion at 8.5% per annum for the balance of such five-year period. A "Change in Control" is defined as (i) a business combination or other transaction where generally 50% or more of the Common Stock is acquired or held by any person other than the Company's stockholders prior to the transaction, (ii) the sale of in excess of 50% of the Company's assets or (iii) individuals who were members of the board of directors of the Company (the "Board") as of the issuance date of the Preferred Stock (together with directors whose election or appointment was approved by the directors then in office) cease to constitute a majority of the board of the surviving entity.

     Liquidation Preference. Upon liquidation of the Company, the holders of the Preferred Stock are entitled to be paid out of the assets available for distribution to the stockholders, but before any amounts are paid to the holders of the Common Stock, cash in an amount equal to the greater of the liquidation preference of such series then in effect or the amount receivable if the Preferred Stock held by such holders were converted into Common Stock on the liquidation date. After the earlier of ten years after the issuance of the Preferred Stock or the completion of a remarketing, the holders of each series of Preferred Stock are only entitled to receive the liquidation preference of such series upon liquidation. The initial liquidation preference for each series of Preferred Stock is $11.25 per share. The liquidation preference of each series accretes at 7.25% per annum (8.5% if the Common Stock quarterly dividend is less than $.045 per share or if a specified net earnings test is not met), compounded quarterly, through the first five years, and includes accrued but unpaid dividends, if any, on the Preferred Stock. If a liquidation or a Change in Control occurs within five years of the issuance of the Preferred Stock, the liquidation preference automatically increases to include accretion at 8.5% per annum for the balance of such five-year period.

     Voting. Holders of Preferred Stock are entitled to vote such shares, together with the holders of Common Stock as a single class, on an as-converted basis with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of Directors. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of each series of Preferred Stock, amend, alter or repeal the preferences, special rights or other powers of the respective series so as to affect adversely the respective Preferred Stock.

     Rights Agreement. Pursuant to the Purchase Agreement, the Board rendered provisions of the Rights Agreement inapplicable in connection with the acquisition of the Shares by WP VIII and the exercise of any rights thereunder by WP VIII (including the conversion of the Note, the conversion of the Preferred Stock and the exercise of the Warrants).

     Board Representation. So long as WP VIII (or under certain circumstances, its transferees) owns at least one third of the Preferred Stock, WP VIII (or in certain circumstances, its transferees) have the right to designate two directors to the Board and so long as WP VIII (or under certain circumstances, its transferees) owns Preferred Stock representing at least 5% of the outstanding Common Stock (calculated on a fully diluted basis assuming that the Preferred Stock is then currently convertible), but less than one third of the Preferred Stock, the holders of a majority of the outstanding Preferred Stock have the right to designate one director to the Board. Pursuant to the Purchase Agreement, at any time after the conversion of the Preferred Stock into shares of Common Stock, WP VIII has the right to appoint (i) two directors to the Board so long as it continues to own at least one third of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants and (ii) one director to the Board to long as it continues to own more than 5% of the outstanding Common Stock but less than one third of the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

     The initial designee of WP VIII, Mr. Oliver M. Goldstein was appointed to the Board effective as of the Note Closing Date. Mr. Goldstein is a vice president of WP LLC. The second designee, Mr. David Barr, was appointed to the Board effective as of the Second Closing Date. Mr. Barr is a Managing Director and a member of WP LLC and a partner of WP.

     Registration of Shares of Common Stock for Resale. Pursuant to the terms of the Purchase Agreement, the Company has agreed to prepare and file with the SEC, as promptly as practicable after the Second Closing Date, a registration statement on Form S-3 to enable the resale of the shares of Preferred Stock, the Warrants and the Common Stock issuable by WP VIII, its affiliates and any subsequent transferee.

                                    WARRANTS

     The Warrants grant WP VIII the rights to purchase a total of 2,500,000 shares of Common Stock at an exercise price of $11.25 per share, subject to customary weighted-average anti-dilution adjustments for issuances or deemed issuances of Common Stock for the then-current market price and other customary adjustments. The Warrants will automatically expire on the seventh anniversary of their respective issuance dates.

     The foregoing summaries of the Purchase Agreement, the Initial Warrant, the Additional Warrant and the Certificate of Incorporation are qualified in their entirety by reference to the Purchase Agreement, the Initial Warrant, the Additional Warrant, and the Certificate of Incorporation which are filed herewith as Exhibits 2 through 5, and are incorporated herein by reference.

     Except as set forth above in this Item 4, none of the Group Members nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of June 27, 2003, the Group Members beneficially own shares of Common Stock by virtue of their ownership of the Preferred Stock and the Warrants. Assuming full conversion of the shares of Preferred Stock held by WP VIII and exercise of the Warrants in full, as of such date, WP VIII may be deemed to beneficially own 13,702,143 shares of Common Stock, representing approximately 30.1% of the outstanding Common Stock, based on the 31,884,347 shares of Common Stock outstanding as of May 8, 2003. By reason of their respective relationships with WP VIII and each other, each of the other Group Members may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 13,702,143 shares of Common Stock, representing approximately 30.1% of the outstanding Common Stock as of such date.

     WP VIII shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 13,702,143 shares of Common Stock it may be deemed to beneficially own. Each of the Group Members shares with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 13,702,143 shares of Common Stock it may be deemed to beneficially own.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Other than the acquisition of the Note, the Preferred Stock and the Warrants, no transactions in the Common Stock were effected during the last sixty days by the Group Members or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (c) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of February 12, 2003 and is described in Item 3 and Item 4 above. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is incorporated herein by reference as Exhibit 2 hereto.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement.

     2. Securities Purchase Agreement between Wellman, Inc. and Warburg Pincus Private Equity VIII, LP, dated as of February 12, 2003

          (Incorporated by reference to Exhibit 4(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2002).

     3.   Certificate of Amendment to Certificate of Incorporation of Wellman,
          Inc.

     4. Common Stock Purchase Warrant dated as of February 12, 2003 for the purchase of 1,250,000 shares of common stock (incorporated by reference to Exhibit 4(f) to the Company's Form 10-K for the year ended December 31, 2002 filed on March 28, 2002).

     5. Common Stock Purchase Warrant dated as of June 27, 2003 for the purchase of 1,250,000 shares of common stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003                     WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated: July 1, 2003                     WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated: July 1, 2003                     WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Managing Director


Dated: July 1, 2003                     WARBURG PINCUS NETHERLANDS PRIVATE
                                        EQUITY VIII C.V. I

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

Dated: July 1, 2003                     WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. II

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated: July 1, 2003                     WARBURG PINCUS GERMANY PRIVATE
                                        EQUITY VIII KG

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Larry Bettino             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
C. Samantha Chen          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart J. Hen            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Julie A. Johnson          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Partner of WP; Member and Chairman of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Wayne W. Tsou             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
John R. Vrolyk            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David C. Wenstrup         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Larry Bettino             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
C. Samantha Chen          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen John Coates (2)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (3)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stewart J. Hen            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Julie A. Johnson          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (5)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (5)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (2)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John W. MacIntosh (6)     Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Member and Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (5)  Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Joseph C. Schull (6)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Chang Q. Sun (7)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
Wayne W. Tsou             Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David C. Wenstrup         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (2)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------


(1)      Citizen of France
(2)      Citizen of United Kingdom
(3)      Citizen of Japan
(4)      Citizen of Korea
(5)      Citizen of India
(6)      Citizen of Canada
(7)      Citizen of Hong Kong

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

                                  Exhibit Index

Exhibit 1.  Joint Filing Agreement

Exhibit 2. Securities Purchase Agreement between Wellman, Inc. and Warburg Pincus Private Equity VIII, LP, dated as of February 12, 2003 (Incorporated by reference from Exhibit 4(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2002).

Exhibit 3. Certificate of Amendment to Certificate of Incorporation of Wellman, Inc.

Exhibit 4. Common Stock Purchase Warrant dated as of February 12, 2003 for the purchase of 1,250,000 shares of common stock
            (incorporated by reference from Exhibit 4(f) to the Company's Form 10-K for the year ended December 31, 2002 filed on March 28, 2002).

Exhibit 5. Common Stock Purchase Warrant dated as of June 27, 2003 for the purchase of 1,250,000 shares of common stock.